Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-129772, 333-84084 and 333-33616 on Form S-8 and Registration Statement No. 333-158236 on Form S-3 of our reports dated February 23, 2011, relating to the consolidated financial statements and financial statement schedules of Loews Corporation (the “Company”), (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in methods of accounting for noncontrolling interests in consolidated financial statements, accounting for oil and gas reserves, and accounting for other-than-temporary impairments), and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of the Company for the year ended December 31, 2010.

DELOITTE & TOUCHE LLP

New York, NY
February 23, 2011